U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number 000-55915

CUSIP Number 90118L202

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D
[ ] Form N-SAR

For Period Ended: December 31, 2019

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended: __________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Full Name of Registrant: 12 RETECH CORPORATION

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

10785 W. Twain Ave., Suite 210

City, State and Zip Code

Las Vegas, NV 89135

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019, within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of the 2019 Form 10-K. This filing was strongly impeded by disruptions to travel, transportation and limited access to facilities, support staff and professional advisors as a result of COVID-19.

As previously reported on March 16, 2020, the Company operates on three continents, our CEO resides in Hong Kong, where we have offices and had traveled to mainland China to visit suppliers and while not exhibiting the symptoms of the COVID-19 virus, had been quarantined. As of May14, 2020 our CEO is blocked from traveling to the United States due to recent travel bans.

We had been working steadily to complete our filings without his physical presence in our many U.S. operations. Our progress however was further hampered by U.S. and other world governments “lock down” and “stay at home orders” that were issued shortly after our March 14, 2020 late filing notice. With the closure of virtually all of our operating companies the Company has been further hampered by a lack of capital to pay certain needed professionals such as our Auditors and our valuation expert. These experts are needed to complete our annual audit the purchase accounting requirements around our largest acquisition; Bluwire Group. Without their services the Company could not complete its 10-K for the period ended December 31, 2019.

With the help of certain PPP loans (“Payroll Protection Program Loan”) that the Company has been able to qualify for, the Company is now able to free up other capital being used to maintain key employees to now pay these professionals. These professionals are now working diligently with our U.S. team to complete the 10-K for the period ended December 31, 2019.

Also as previously reported our CFO resides in Japan and like our CEO he has been blocked from traveling to the U.S. to assist in the completion of our required audit.

As the Company maintains additional offices, operations and subsidiaries in Tokyo, Japan, and New York City, New York US. These areas are significantly impacted by COVID-19. Business disruptions have continued to affect the availability of our senior personnel, as previously noted as well as those of our outside professionals necessary to complete our filing in timely fashion.

As previously reported, the additional time and outside professional expertise is also required for, among other things, the Company to incorporate the two (2) significant acquisitions it made during fourth quarter 2019 and a potential new acquisition in 2020 being reviewed by our auditor as they are material subsequent events, all requiring to be conformed to U.S. GAAP and requiring 2-year audits of subsidiary past financial results. Also required is an independent third-party valuation to satisfy purchase accounting requirements. The Company currently expects to file the 2019 Form 10-K on or before May 29, 2020, the prescribed new SEC Conditional Regulatory Relief deadline due to COVID-19.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

ANGELO PONZETTA	(530)	539-4329
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes	[X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

12 RETECH CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2020	12 RETECH CORPORATION

	By:	/s/ Angelo Ponzetta
Angelo Ponzetta
Chief Executive Officer